Exhibit 99.1

2825 Airview Boulevard

Kalamazoo, MI 49002

Number:	2018-25
Date:	September 11, 2018

Stryker announces definitive agreement to acquire Invuity, Inc.

Kalamazoo, Michigan – September 11, 2018 – Stryker (NYSE: SYK) announced today a definitive agreement to acquire all the issued and outstanding shares of common stock of Invuity, Inc. (NASDAQ: IVTY) for $7.40 per share, or a total equity value of approximately $190 million. Invuity is the leader in advanced photonics and single-use, lighted instruments that deliver enhanced visualization for a wide variety of clinical applications including orthopaedic and spine surgery, general surgery, and women’s health procedures, and is a recent entrant into the enhanced energy market. Founded in 2004, and headquartered in San Francisco, California, Invuity’s portfolio of innovative products is highly complementary to the Surgical portfolio of Stryker’s Instruments business.

“Invuity’s innovative products in the single-use lighted instrumentation and enhanced energy markets provide best in class illumination and help make surgery safer,” stated Spencer S. Stiles, Group President, Neurotechnology, Instruments and Spine. “I look forward to the work we will do together to advance Stryker’s mission of making healthcare better.”

Under the terms of the agreement, Stryker will commence a tender offer for all outstanding shares of common stock of Invuity for $7.40 per share, in cash. The boards of directors of both Stryker and Invuity have approved the transaction. The closing of this transaction is subject to the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions. The transaction is expected to close in the fourth quarter of this year and is expected to have an immaterial impact to net earnings in 2018.

Forward-looking statements

This press release contains information that includes or is based on forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Such risk and uncertainties include, but are not limited to: the failure to satisfy, or delays in satisfying, any of the transaction’s closing conditions, including the receipt of required regulatory approvals and a majority of Invuity’s outstanding shares being tendered in the tender offer; unexpected charges or expenses in connection with the acquisition; weakening of economic conditions that could adversely affect the level of demand for Invuity’s products; pricing pressures generally, including cost-containment measures that could adversely affect the price of or demand for Invuity’s products; our ability to integrate acquisitions, including the potential acquisition of Invuity; our ability to realize anticipated cost savings or achieve other anticipated financial metrics in connection with the acquisition of Invuity; and the other factors identified under the heading “Risk Factors” in the Stryker Annual Report on Form 10-K for the year ended December 31, 2017 and our subsequent reports on Form 10-Q, all of which are filed with the Securities and Exchange Commission (SEC).

Stryker is one of the world’s leading medical technology companies and, together with its customers, is driven to make healthcare better. The company offers innovative products and services in Orthopaedics, Medical and Surgical, and Neurotechnology and Spine that help improve patient and hospital outcomes. More information is available at www.stryker.com.

Important additional information will be filed with the U.S. Securities and Exchange Commission

This press release is not an offer to purchase, a solicitation of an offer to sell, or a recommendation to sell shares of Invuity stock. Stryker’s subsidiary has not yet commenced a tender offer for shares of Invuity’s stock. Upon commencement of the tender offer, Stryker will file with the SEC a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal and other tender offer documents. These documents will contain important information about Stryker, the transaction, and related matters. Investors are urged to read each of these documents carefully when they are available. Investors will be able to obtain free copies of the tender offer statement and other documents filed with the SEC by Stryker and its subsidiary through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain these documents by contacting the investor relations department of Stryker at katherine.owen@stryker.com.

Contacts

For investor inquiries please contact:

Katherine A. Owen, Stryker, 269-385-2600 or katherine.owen@stryker.com

For media inquiries please contact:

Yin Becker, Stryker, 269-385-2600 or yin.becker@stryker.com